KW 3/7

13013805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 700
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Sciutto 949-417-1396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Suite 300 Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE B. CASSINGHAM
Commission # 1965842
Notary Public - California
Orange County
My Comm. Expires Aug 18, 2016

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2012

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2012, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951
4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 Fax: 949-222-2989
Los Angeles Newport Beach San Diego Encino Cayman Islands

includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shopoff Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 27, 2013

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$	65,012
Total assets	$	65,012

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	1,834
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		417,568
Accumulated deficit		(354,395)
Total stockholder's equity		63,178
Total liabilities and stockholder's equity	$	65,012

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 688,212
Underwriting fees	204,595
Due diligence fees	102,298
Total revenues	995,105
EXPENSES	
Compensation expense (Note 5)	883,348
Professional fees	53,968
Brokerage fee	40,240
General and administrative	8,896
Licenses and fees	7,997
Total expenses	994,449
NET INCOME	$ 656

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2012	5,500	$ 5	$ 407,568	$ (355,051)	$ 52,522
Contributions	–	–	10,000	–	10,000
Net Income	–	–	–	656	656
BALANCE – December 31, 2012	5,500	$ 5	$ 417,568	$ (354,395)	$ 63,178

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 656
Changes in operating assets and liabilities:	
Accounts receivable from a related party	4,026
Accounts payable and accrued liabilities	(11,033)
Net cash used in operating activities	(6,351)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	10,000
Net cash provided by financing activities	10,000
NET INCREASE IN CASH	3,649
CASH and CASH EQUIVALENTS – beginning of year	61,363
CASH and CASH EQUIVALENTS – end of year	$ 65,012

 The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers.

In 2007, the Company was engaged to provide sales, promotional and marketing assistance services in connection with the offering of 20,100,000 shares of common stock of Shopoff Properties Trust, Inc. (the "Trust"), a related party of the Company. Such offering ended on August 29, 2010. In addition, the Company was engaged in 2010 by Shopoff Land Fund I, L.P ("Land Fund"), a related party, to sell interests in Land Fund on a "best efforts" basis. Such offering ended on October 31, 2012. See Note 5 for additional information.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2012.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2012.

During 2012, all revenues of the Company were generated from selling ownership interests in Land Fund.

Additionally, the company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and accounts payable and accrued liabilities approximate their fair value as of December 31, 2012, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2012 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes fees and commission income, including sales commission, underwriting fees, and due diligence fees as the related services are performed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. Accordingly, no provision for current federal income taxes has been provided in the accompanying financial statements for the year ended December 31, 2012. However, the Company is subject to state income taxes at the statutory rate of 1.5%.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 27, 2013, which is the day the financial statements will be available to be issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2012, the Company had net capital of $63,178, as defined, which was $58,178 in excess of its required minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2012 was 0.3-to-1.

3. REGULATORY REQUIREMENTS (continued)

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2012, the Stockholder has contributed an aggregate of $417,568 to additional paid-in capital, including $10,000 during the year ended December 31, 2012.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducted the public offering of the Trust on a "best efforts" basis. The Shopoff Group, L.P. ("The Shopoff Group"), a Delaware limited partnership, is the sponsor of the Trust. William A. Shopoff is the president and the chief executive officer of the Shopoff Group, the president, chief executive officer and chairman of the board of directors of the Trust, and a co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

As discussed in Note 1, the Company was engaged by Land Fund to sell ownership interests in Land Fund on a "best efforts" basis. Shopoff Investors III, L.P. ("Shopoff III") is the general partner of Land Fund. The Shopoff Corporation is the general partner of Shopoff III and William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners of Shopoff III. The Shopoff Corporation is 100% owned by the Stockholder. During the offering period, which ended October 31, 2012, the Company was entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. During the year ended December 31, 2012, the Company recognized $688,212, $204,595 and $102,298 of commissions, underwriting fees and due diligence fees, respectively, related to this offering.

On December 1, 2012, the Company was engaged by Shopoff Land Fund II, L.P. ("Land Fund II") a related party, to sell equity interests in Land Fund II on a "best efforts" basis. Shopoff Investors IV, L.P. ("Shopoff IV") is the general partner of Land Fund II. The Shopoff Corporation is the general partner of Shopoff IV and William and Cindy Shopoff, as co-trustees of the Stockholder, are the managing members of IV Gratitude, LLC ("IV Gratitude") which is a 98% limited partner of Shopoff IV.

5. RELATED PARTY TRANSACTIONS (continued)

The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. As of December 31, 2012, the Company had earned no revenues in accordance with its agreement with Land Fund II.

On December 20, 2012, the Company was engaged by Shopoff Strategic Income Fund, L.P. ("Income Fund"), a related party, to sell equity interests in Income Fund on a "best efforts" basis. Shopoff Investors V, L.P. ("Shopoff V") is the general partner of Income Fund. Shopoff Partners II, LLC ("Partners II") is the general partner of Shopoff V and The Shopoff Group is the sole member of Partners II. William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners in TSG as well as the co-trustees of the sole member of TSG GP, LLC ("TSG GP") which is the general partner of TSG. The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. As of December 31, 2012, the Company had earned no revenues in accordance with its agreement with Income Fund.

Because the Company continues to have limited revenues, The Shopoff Group has agreed to fund the Company's administrative and operational costs. In June 2007, the Company entered into an expense sharing agreement with The Shopoff Group. The agreement was for one year and automatically renews unless terminated by the Company or The Shopoff Group upon thirty days advance notice. Subject to the terms of this agreement, The Shopoff Group agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is to reimburse The Shopoff Group for its share of services and expenses shared with The Shopoff Group based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above mentioned expenses as long as these expenses have not been paid for by The Shopoff Group. As of December 31, 2012, the Company's accounts payable and accrued liabilities included $1,240 of reimbursements due to The Shopoff Group for operational expenses. Such amount is unsecured and bears no interest.

During the year ended December 31, 2012, the Company paid its president, William A. Shopoff, $883,348 in compensation for his effort as the President of the Company in the sales of Land Fund's ownership interests.

6. FINRA EXAMINATION

During the year ended December 31, 2009, FINRA examined the Company's records as part of its routine cycle examination for the purpose of meeting the regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2009, FINRA issued an examination report, which included certain cautionary items that did not need to be included in the Central Registration Depository nor did they need to be reported on the Company's Form BD or Form U4. Additionally, the examination report included a referral of issues related to the Trust's offering to a separate examination.

This separate examination related to the Trust's offering is ongoing and, as of the date of this report, neither the Company nor the Trust has received any communication from FINRA regarding this separate examination. The Company does not know when the examination will be resolved or what, if any, actions FINRA may require the Company to take as part of that resolution. This examination could result in fines, penalties or administrative remedies or no actions asserted against the Company. Because at this time the Company cannot assess the outcome of such examination by FINRA, if any, the Company has not accrued any loss contingencies in accordance with GAAP.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 63,178
Less: None-Allowable Assets	–
Net Capital	$ 63,178
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 122
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 58,178
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 1,834
Ratio of aggregate indebtedness to net capital	0.3-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$ 63,178
Audit adjustments	–
Audited net capital	$ 63,178

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951
4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989
Los Angeles Newport Beach San Diego Encino Cayman Islands

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 27, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SQUAR MILNER

INDEPENDENT ACCOUNTNTAS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;
2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Encino Cayman Islands

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 27, 2013

SQUAR MILNER

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Website: www.squarmilner.com